TRUE HEALTH, INC.
                   5 Tansey Circle - Mesquite, Texas 75149
             Telephone (972) 644-1200- Facsimile (972) 329-0053
--------------------------------------------------------------------------------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                            NOTICE OF CHANGE IN THE
                       MAJORITY OF THE BOARD OF DIRECTORS

                                    JUNE 19, 2003

                 We are furnishing this Information Statement to
                all of our shareholders of record at the close of
          business on June 17, 2003 of our common stock, $.01 par value.

                        This notice is required by Section 14(f)
                       of the Securities Exchange Act of 1934 (the
                   "Exchange Act") and Rule 14f-1 of the Securities and
                                  Exchange Commission ("SEC").

 NO VOTE OR OTHER ACTION BY TRUE HEALTH, INC.'S SHAREHOLDERS IS REQUIRED
IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                               INTRODUCTION

         True Health, Inc., a Utah corporation ("True Health"), has entered into an Agreement and Plan of Reorganization (the "Agreement") dated as of June 17, 2003 with Westmeria Health Care Limited., a private limited company incorporated in England and Wales ("Westmeria") and David Francis, the majority securityholder of Westmeria ("Shareholder"). Westmeria is a full service specialist, medical equipment and medical professional supplier to the healthcare industry. Its primary clients are Great Britain's National Health Service (NHS), BUPA International and the private Nursing Home Industry. Westmeria's core business is supplying proprietary branded specialist pressure relieving equipment for the healthcare sector. The branded products are manufactured and licensed for the company in Germany, Belgium and Taiwan. Westmeria Healthcare also deliver recruitment services to the NHS; specializing in the provision of locum Radiographers and nurses. The acquisition is expected to be completed on or about July 1, 2003. As a result of the acquisition, all securityholders of Westmeria will exchange all of the shares of Westmeria's common stock for a specified number of shares of True Health's common stock to be issued and True Health will acquire all of the issued and outstanding securities of Westmeria, making Westmeria a wholly-owned subsidiary of True Health.

         Under the Agreement, in connection with the acquisition, David Francis, Managing Director of Westmeria will be appointed President, Chief Executive Officer and a Director of True Health. Richard M. Stokley and Earl D. Milton will resign from their respective positions of True Health upon Mr. Francis' appointment. Mr. Francis intends to appoint Tony Summers, John Samuels, Nicola Jane Rodker, Ian Haines, Alex Whear, Kate Carpenter and Steve O'Toole as officers and additional directors. Messrs. Francis, Summers, Samuels, Rodker, Carpenter and O'Toole will not begin their terms until after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to True Health's shareholders and after completion of the acquisition.

         Because of the change in ownership and the composition of the board upon completion of the acquisition, there will be a change in control of True Health.

         As of June 17, 2003, True Health had 258,393 shares of its common stock issued and outstanding. The common stock is True Health's only outstanding class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held, each share being entitled to one vote.

         Please read this Information Statement carefully. It describes the terms of the acquisition under the Agreement and its effect on True Health and contains biographical and other information concerning the executive officers and directors after the acquisition. Additional information about the acquisition and Westmeria is contained in True Health's Current Report on Form 8-K ("Form 8-K") dated June 19, 2003, which was filed with the SEC on June 19, 2003. All True Health filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of True Health filings may be obtained from the SEC's website at http://www.sec.gov.


                    THE AGREEMENT AND PLAN OF REORGANIZATION

         As of June 17, 2003, True Health, Westmeria and Shareholder entered into an Agreement and Plan of Reorganization (the "Agreement") pursuant to which all securityholders of Westmeria will exchange all of the shares of Westmeria's common stock for a specified number of shares of True Health's common stock to be issued and True Health will acquire all of the issued and outstanding securities of Westmeria, making Westmeria a wholly-owned subsidiary of True Health. Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to them in the Agreement.

         At the Effective Time, by virtue of the Exchange:

                           (a) 40,485,000 shares of common stock, par value $.01
                  per share, of the True Health (the "True Health Common Stock") shall be issued in exchange for all outstanding shares of capital stock of Westmeria (the "Westmeria Securities") issued and outstanding immediately prior to the Effective Time. Each share of Westmeria Securities shall be converted, into the right to receive a ratable portion of 40,485,000 shares (the "Exchange Ratio") of True Health Common Stock; provided, however, that, if between the date of this Agreement and the Effective Time the outstanding shares of True Health Common Stock shall have been changed from into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to the extent appropriate to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares (all such shares of True Health Common Stock being herein referred to as the "True Health Securities" or the "Exchange Consideration"); and

                           (b) each Share held in the treasury of Westmeria and
                  each Share owned by True Health or any direct or indirect wholly owned subsidiary of True Health or of Westmeria immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto

         The Agreement contemplates that following the acquisition, David Francis, Managing Director of Westmeria will be appointed President, Chief Executive Officer and a Director of True Health. Richard M. Stokley and Earl D. Milton will resign from their respective positions of True Health upon Mr. Francis' appointment. Mr. Francis intends to appoint Tony Summers, John Samuels, Ian Haines ,Alex Whear ,Nicola Jane Rodker, Kate Carpenter and Steve O'Toole as officers and additional directors. Messrs. Francis, Summers, Samuels, Rodker, Carpenter and O'Toole will serve until their respective successors are elected and qualified.


                     PROPOSED CHANGE IN CONTROL OF TRUE HEALTH

         Giving effect to the acquisition and replacement of the officers and directors of True Health by the board of directors of Westmeria, and the issuance of True Health common stock to the Westmeria holders:

o the holders of Westmeria will own a majority of the outstanding voting stock of True Health;

o        Messrs. Francis, Summers,  will be the only directors of True Health.

         As a result of the majority voting stock ownership of the Westmeria holders and director status, upon completion of the acquisition, Messrs. Francis, Summers, Haines, Whear, Rodker, Carpenter and O'Toole will be in control of the business and affairs of True Health.


                                      WESTMERIA

         Westmeria is a full service specialist, medical equipment and medical professional supplier to the healthcare industry. Its primary clients are Great Britain's National Health Service (NHS), BUPA International and the private Nursing Home Industry.

         Westmeria's core business is supplying proprietary branded specialist pressure relieving equipment for the healthcare sector. The branded products are manufactured and licensed for the company in Germany, Belgium and Taiwan.

         Westmeria have recently entered into the UK's Medical Professional Recruitment Business, which has been identified by management to be a significant and key area for the future growth of the company. Westmeria has proved to be a sustainable and profitable business, producing positive cash flows since its first year.

         In the last fiscal year of 2002, Westmeria generated $1,000,000 in revenues, qualifying it for entry to the Best of Business awards, being one of the fastest growing in its sector.

         Westmeria's principal office is in Beckenham, Kent, UK. Westmeria presently has 19 full-time and 4 part time professionals, plus 2 board members and a board of advisors.


                      SECURITY OWNERSHIP OF CERTAIN
                     BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information, as of June 12, 2003, regarding beneficial ownership of Common Stock by (i) each person known by True Health to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each current director, nominee and executive director of True Health, (iii) all current officers and directors as a group, and (iv) all proposed directors and officers of True Health after giving effect to the acquisition. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated below, the shareholders listed possess sole voting and investment power with respect to their shares. Except as otherwise indicated in the table below, the business address of each of the persons listed is c/o Westmeria Health Care Limited, Kelsy House, 77 High Street, Beckenham, Kent, UK. BR3 1AN.

------------------------------------------- ----------------------------------- --------------------------------------
                                                   Current Holdings(1)              After Closing Acquisition(2)
------------------------------------------- ----------------------------------- --------------------------------------

------------------------------------------                     Percentage of                          Percentage of
             Name and Address                    Amount            Total              Amount              Total
           of Beneficial Owner
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Richard M. Stokley                             139,334(3)          53.9%              139,334             0.34%
5 Tansey Circle
Mesquite, Texas 75149
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Earl D. Milton                                   16,244             6.3%              16,244              0.04%
3795 Waldorf
Dallas, Texas 75229
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Current executive officers and directors        155,578            60.2%              155,578             0.38%
(2 directors)
------------------------------------------- ----------------- ----------------- -------------------- -----------------
David Francis                                      0                 0%             26,381,250            65.16%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Tony Summers                                       0                 0%              2,587,500            6.39%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
John Samuels                                       0                 0%                  0                  0%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Ian Haines                                         0                 0%               693,750             1.71%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Alex Whear                                         0                 0%               971,250             2.39%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Nicola Jane Rodker                                 0                 0%               277,500             0.69%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Kate Carpenter                                     0                 0%               555,000             1.37%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Steve O'Toole                                      0                 0%               63,750              0.157%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Proposed executive officers and directors          0                 0%             31,530,000            77.87%
(2 directors)
------------------------------------------- ----------------- ----------------- -------------------- -----------------
TOTAL                                           155,578            60.2%            31,685,578            78.25%
------------------------------------------- ----------------- ----------------- -------------------- -----------------

(1)  Reflects 258,393 shares of True Health common stock outstanding.
(2) Reflects 40,485,000 shares of True Health common stock outstanding after the closing of the acquisition not including 10,000,000 shares reserved for issuance under the Company's 2003 Directors, Officers and Consultants Stock Option, Stock Warrant and Stock Award Plan.


                         DIRECTORS AND EXECUTIVE OFFICERS

         We expect that on or about July 1, 2003, the business combination will be completed and the current directors of True Health, Richard M. Stokley and Earl D. Milton will be replaced by David Francis, Tony Summers, The following table sets forth information regarding True Health's current executive officers and directors and the proposed executive officer and directors of True Health after the acquisition.

Current Executive Officers and Directors

         Set forth below is certain information regarding the current executive officers and directors of True Health:

                Name                 AGE                       Position
      Richard M. Stokley              70      Chairman and CEO
      Earl D. Milton                  78      Secretary, Treasurer and Director

         Richard M. Stokley, Chief Executive Officer and Director. Mr. Stokley has over thirty years experience in Multi-level companies including being in the top ten for the United States and Canada in Personal Group Volume for Amway and the number one distributor in Pennyrich. He has been involved in Real Estate investment, development and construction as well as manufacturing.

         Earl D. Milton, Secretary, Treasurer and Director. Mr. Milton holds degrees in Finance and Accounting from Centenary College, Shreveport. He, also, has done post graduate work in finance at New York University. Mr. Milton has served as financial consultant to numerous companies in Texas and Louisiana; supervised a $50 million investment fund; was Vice President for a securities firm; and was a securities analyst on Wall Street.

         No audit committee has been active since the beginning of the last fiscal year.

Proposed Executive Officers and Directors After the Acquisition

               Name                     Age                     Position
           David Francis                 38      President and Chief Executive Officer
           Tony Summers                  33      Vice President of Operations and Director
           John Samuels                  30      Distribution Manager (previously Operations Manager)
           Ian Haines                    32      Equipment sales manager
           Alex Whear                    32      Recruitment sales Manager
           Nicola Jane Rodker            36      Finance Manager
           Kate Carpenter                30      Operations Manager (previously Distribution Manager)
           Steve O'Toole                 32      I.T. Manager

Resume for David Francis - Westmeria President and Chief Executive Officer

         Mr. Francis attended Northbrook Secondary School from 1976 to 1982, achieving O'Level and CSE passes.

         Mr. Francis has been involved from an early age in his family-run Nursing Home. In 1983 Mr. Francis assumed junior managerial responsibilities within the Nursing Home and progressed his managerial capacity and responsibilities over the course of the next 4 years, to include new quality systems and a management structure review.

         Between 1998 and 1999 Mr. Francis developed several additional successful businesses outside of the Healthcare industry.

         In 1992, Mr. Francis had attained partner status within the Nursing Home and project managed a (pound)750,000 refurbishment programme to expand the Nursing Home from 22 beds to a 36 bedded Nursing Centre.

         In 1997 Mr. Francis became a major shareholder in City Bars and Restaurants (CBR PLC) comprising of three units. By 2002, the company had sold two units, retaining one with (pound)2million turnover. Mr. Francis remains a Non-Executive Director of CBR.

         In 1999, Mr. Francis was successful in winning a tender with Bromley Health Authority to supply pressure relieving equipment and so set up Westmeria Healthcare Ltd, of which he is the Chief Executive Officer.

         In 2001, a new Managing Director was appointed to the Nursing Centre, allowing Mr. Francis to concentrate on Westmeria Healthcare. Mr. Francis therefore acts as a mentor to the current Managing Director of the Nursing Centre.

         Mr. Francis currently manages Westmeria Healthcare Ltd; a company that has grown from (pound)0-2 million turnover to date under his leadership. Westmeria is comprised of two business components; namely the rental and retail of specialist equipment to Nursing Homes and Hospitals and the Recruitment Division, supplying locums to hospitals throughout the Country. Westmeria have recently gained approval onto the Purchasing and Supplies Agency (PASA) list of approved suppliers of equipment to the NHS.

Resume for Tony Summers - Westmeria  Vice President of Operations and Director

         Mr. Summers attended Comprehensive school and he achieved two `A' level grades.

         In 1987-1988 upon leaving the school system, Mr. Summers was recruited to the Real Estate profession.

         After two years, the real estate chain was purchased by the Bristol and West building society. Mr. Summers was retained by the parent company and re-trained for the promotion and sale of retail financial products.

         Mr. Summers eventually became responsible for four real estate branches and three building society branches, at 22 this made him the youngest in the company to have achieved such a role.

         In 1992, Mr. Summers was head hunted by a very ambitious IT recruitment company "MSB International". Mr. Summers was instrumental in developing the company from 12 employees to 300 and responsible for revenue growth from (pound)4m to (pound)200m in seven years eventually becoming Technology Solutions Director. The company was floated on the UK stock exchange in May 1996 and became a FTSE 100 company.

         Amongst his responsibilities he carried the responsibility of running four sales divisions, representing the core delivery engine of the business and some 130 sales staff. Mr. Summers joined the Operational Board and reported directly to the Chief Executive.

         In 2000 opted to leave MSB, Mr. Summers had identified a very exciting new opportunity and business challenge in the Healthcare Recruitment sector and joined David Francis of Westmeria Healthcare to develop an aggressive Medical Professional Recruitment division for the company.

         Mr. Francis was aware of the MSB success story and retained Mr. Summers to advise in the development of the company, Westmeria Healthcare.

         Mr. Summers began work with Westmeria on a consultancy basis in March '01 and became a Director in April '02 responsible for the strategic development of the Medical Recruitment .

Resume for Alex Whear - Westmeria Recruitment Manager

         Born 1970 in Bromley Kent England Mr Whear was educated at Ravensbourne school for boys acquiring two A' levels, English literature grade A & English language grade A along with four O' levels, Geography grade B, Mathematics grade B, Biology grade C & History grade B.

         After reaching his goal of securing his academic qualifications Mr Whear set out to fulfill his next ambition of travelling firstly across Europe and then Africa eagerly trying to learn the cultural differences in each country along the way. Once this gnawing bug was finally out of his system and laid to rest Mr Whear turned his attention to which direction his professional working career should take. In January 1990 Mr Whear entered the world of recruitment.

         Mr Whear began his recruitment career in 1990 working as a Resource Executive with a rapidly expanding, I.T. recruitment company, MSB International. He worked as a key member of the Technical Support Division, assisting a team of sales consultants to identify immediately available applicants to the divisions various job requirements.

         After working for the organisation for six years Mr Whear was headhunted by one of MSB's principle competitors, Intelligent Solutions. Here he was appointed as Resourcing Director. This role encompassed the management and development of 6 sales consultants and 14 resourcers. During this period Mr Whear reported directly to the managing director and was responsible for delivering targets that accounted for 25% of the companies total revenue which exceeded (pound)25m.

         In 2000 along with four other partners, Mr Whear formed his own I.T. Recruitment company, ASK.IT consulting. After two years of endeavor in a declining market Mr Whear was approached by a former colleague from MSB International, Mr Tony Summers to spearhead a recruitment division in a new sector; healthcare.

         In 2002 Mr Whear joined Westmeria Healthcare Ltd. In less than a year he has built a recruitment team of six staff generating revenues of more than (pound)1.5m.

Resume for Mr Ian Haines - Westmeria Sales Manager

         Mr Haines left the State Comprehensive System achieving several O level Grades in 1986. After leaving full time education Mr Haines pursued a career in the Retail travel industry, working as a Sales Consultant for one of the UK's largest Retails Travel Agents Lunn Poly Ltd. This period of employment introduced Mr Haines to the fundamentals of selling and customer care.

         After a successful two-year period with Lunn Poly Ltd, Mr Haines joined ILG Travel the UK's largest Tour Operator. During his three years employment he held various positions including Customers Service Executive, Overseas Representative and Quality Control Manager.

         In 1991 Mr Haines was approached by a rival to ILG, and commenced employment with Cosmos Air Plc. Mr Haines took responsibility of building an Agency Sales Department for the business, working closely with senior management to achieve timescales, staffing levels and budgetary constraints. Amongst other duties Mr Haines successfully built a strong customer focused team, and provided efficient sales administration back up to a team of National Sales Managers.

         Having spent his career in the Travel Industry from School, Mr Haines decided to change focus into a more progressive business area. He joined MSB International in the summer of 1994. MSB was a rapidly expanding IT recruitment company. Here, Mr Haines excelled as a Sales Consultant selling business-to-business staffing solutions to FTSE 100 companies. MSB proved to be the catalyst for a successful career in recruitment with Mr Haines progressing through the company to the position of Business Manager within Six Years. Mr Haines was responsible for identifying and building a number of new technology business areas during his time at MSB.

         Mr Haines was headhunted by a former colleague, Mr Tony Summers and left MSB in the autumn of 2001, to join Westmeria Healthcare Ltd where he became responsible for the National Equipment Sales Division.

Resume for John Samuels - Westmeria Operations Manager.

         Attended Comprehensive school achieving 7 GCSE grades.

         Upon leaving school in 1989 Mr Samuels joined Associated Newspapers Group and remained there for 7 years.

         Through several promotions he rose to the position of Production and Distribution Manager for the groups magazine products.

         In early 1997 Mr Samuels joined the market leading IT recruitment company MSB International. During the 4 years spent at MSB Mr Samuels experienced a number of promotions and worked across every area of the business. Responsibilities included extensive management, business development and account management. At the point of leaving MSB in late 2001 Mr Samuels was as Group Delivery Manager. The role encompassed managing the resourcing / researching function for the entire business, directing and managing 55 reports, reporting directly to the PLC board.

         In 2001 Mr Samuels was headhunted by Best International, a market leading city based IT consultancy. This consultancy role involved the implementation and direction of a new IT recruitment contracts division. The role also encompassed aspects of business analysis, reviewing and enhancing sales practices throughout the business.

         In 2001 Mr Samuels was head hunted by an old associate from MSB, Mr Tony Summers and was invited to join Westmeria Healthcare in the capacity of Operations Manager. At Westmeria he was tasked with enhancing the day-to-day operational running of the business.
         Mr Samuels has been responsible for the design, launch and NHS approval of Westmeria's product range.

Resume for Kate Carpenter - Westmeria Distribution Manager

         Born in Bromley, Kent in October 1972
         British Nationality

         Ms Carpenter attended Ravensbourne Girls School from 1985 - 1990, achieving 13 GCSEs.

         Upon leaving school, Ms Carpenter joined Bromley Health Authority, commencing as part of the administration team her career developed over the course of 9 years. Through this period, she received several promotions, giving her exposure to various departments and functions within the health authority. This culminated in the management of NHS contracts worth in excess of (pound)150m.

         In 1999 Ms Carpenter joined the Westmeria group to perform a function across both Westmeria Nursing Centre and Westmeria Healthcare Ltd. Here she was responsible for creating workflow processes for the finance department.

         Through the expansion of Westmeria Healthcare Ltd a requirement for a Human Resources function arose. In April 2001, Ms Carpenter was tasked with creating this department. She became responsible for all Human Resources aspects for circa 80 employees across the two companies. This included the creation and implementation of all policies and procedures.

         In October 2002, Ms Carpenter was approached to undertake research for a new division of the company; that of Distribution Network. This network would resell and promote Westmeria's branded products across other locations within the UK. Following the research period, the distributor network division was launched in January 2003.

Resume for Nicola Rodker - Westmeria Finance Manager

         Nicola Rodker, Finance manager. Nicola attended Alleyns school from 1977 - 1984 achieving four A levels. She went on to study business finance at university and graduated with an Honours Business degree in 1988. Nicola started her career with IBM (UK) Ltd as a junior accountant and also continued her studying for professional accountancy qualifications and was sponsored by IBM. Nicola progressed within IBM to head up a team of trainee accountants and take on a training role.

         In 1990 Nicola returned to London to pursue a career in the financial sector in the City, and was employed by Lehman Brothers responsible for financial reporting of the equity and fixed income trade floors, in time she also had responsibility for financial reporting of all of their European branches.

         After 2 years she moved to the Bank of Boston, another US financial institution to continue to develop her career in the industry, her accountancy studies continued and in 1992 she became a member of the Chartered Institute of management Accountants (CIMA).

         In 1996 Nicola took a career break to have a family.

         Nicola has been with Westmeria since 2000 as an accountant and her role has expanded considerably in that time. She overseas the finance function for both Westmeria Healthcare and Westmeria Nursing Home and manages a team of 3 accountants .Nicola is Company Secretary to Westmeria Healthcare Ltd.

Resume for Steve O'Toole - Westmeria I.T. Manager.

         After attending Comprehensive school, Mr. O'Toole achieved four O Levels and a number of City & Guilds distinctions in business studies and computing. Upon leaving school, Mr. O'Toole attended college and attained six further City & Guilds distinctions in IT and electrical engineering. Mr. O'Toole then became IT sales manager of a division of Vision Technology, which was later sold to form part of the PC World group.

         Mr. O'Toole provided technical and sales support to European & North American software vendor Wordstar International which entailed writing, designing and presenting, presentations at large trade show events.

         Mr. O'Toole's career progressed to various management and support roles in financial institutions in the city of London, Including:

         LIFFE: Service and Support Analyst
         Bank of China International Ltd: IT Support Manager
         Lazard Brothers: Helpdesk Team Leader
         Dresdner Kleinwort Benson: Helpdesk & Engineering Team Leader

         Recently Mr. O'Toole has focused on broadening his experience to managing all aspects of IT growth and management in smaller companies. Michael Bailey Associates, formerly Intelligent solutions was one such company. Mr. O'Toole was brought in to identify areas in which the company could manage growth, which resulted in his managing IT and facilities growth in the company by nearly 300% over a 2 year period.
         Mr. O'Toole joined Westmeria Healthcare in November of 2002 on a consultancy basis and has recently taken a full time position as IT & Facilities manager.
         Mr. O'Toole's philosophy for managing and deploying IT is very much focused on providing excellent support and services which always exceed users expectations. There is no reason why clients should not expect the same service and attention to detail, regardless of the size or type of organization.


                           EXECUTIVE COMPENSATION

         True Health has two part-time executive officers. There was no compensation paid to officers in 2002, 2001 and 2002. The directors of True Health are not compensated for their services in that capacity.


                                BOARD OF DIRECTORS

         Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified. At present, True Health's bylaws require no fewer than one director. Currently, there are three directors of True Health. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any officers or directors of True Health. The officers of True Health devote part-time to the business of True Health.


                 COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

         Section 16(a) of the Exchange Act, as amended, requires True Health's executive officers, directors and persons who beneficially own more than 10% of True Health's common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish True Health with copies of all Section 16(a) forms they file. Based solely on a review of the Forms 3 and 4 and amendments thereto furnished True Health pursuant to Rule 16a-3(c) during its most recent fiscal year and Form 5 and amendments thereto furnished True Health with respect to its most recent fiscal year, and any written representations to the effect that no Form 5 is required.



TRUE HEALTH, INC.

DATED: June 19, 2003